MDS INC.

- AND -

BOREALIS INFRASTRUCTURE MANAGEMENT INC.

MIGRATION AGREEMENT

Dated this 4th day October, 2006

Prepared by:

Fasken Martineau DuMoulin LLP

Toronto, Ontario

TABLE OF CONTENTS

ARTICLE 1  INTERPRETATION

1.1	Definitions
1.2	References to Statutes
1.3	Headings, etc.
1.4	Plurality and Gender
1.5	Including, etc.
1.6	Construction

ARTICLE 2  MIGRATION PROJECTS AND OBLIGATIONS

2.1	Migration Projects
2.2	MDS Migrating Obligations
2.3	Buyer Migrating Obligations
2.4	Migration Plan
2.5	Affiliates and Third Party Providers and New Contracts
2.6	Migration Team
2.7	Manner of Performance
2.8	Buyer Review and Testing and Successful Completion
2.9	Access to Management etc.

ARTICLE 3  TERM AND TERMINATION

3.1	Term
3.2	Early Termination of the Agreement
3.3	Termination Costs
3.4	Survival

ARTICLE 4  FEES AND PAYMENT

4.1	Cost Allocation and Reimbursement
4.2	Notice of Costs
4.3	Maintain Documentation

ARTICLE 5  EXCULPATION

5.1	Exculpation
5.2	Direct Benefit

ARTICLE 6  NO AGENCY, JOINT VENTURE OR PARTNERSHIP

6.1	No Agency, etc.

ARTICLE 7  CONFIDENTIALTY

7.1	Confidentiality

ARTICLE 8  DISPUTE RESOLUTION

8.1	Dispute Resolution
8.2	Resolution by Steering Team and Executive Team

ARTICLE 9  CLOSING

9.1	Obligation to Complete Closing
9.2	Exceptions To Successful Completion of Migration For Certain Migration Projects
9.3	Acceptable Alternative Solutions
9.4	Closing Extension

ARTICLE 10  MISCELLANEOUS

10.1	Notice
10.2	Further Assurances
10.3	Currency
10.4	Waivers
10.5	Severability
10.6	Assignment
10.7	Binding Effect
10.8	Governing Law
10.9	Entire Agreement
10.10	Amendment
10.11	Counterparts
10.12	Facsimile Execution

SCHEDULE 2.1	MIGRATION PROJECTS AND MIGRATION PLAN

SCHEDULE 2.1(C)	FORM OF OFFICER’S CERTIFICATE - SUCCESSFUL COMPLETION OF MIGRATION

SCHEDULE 2.6	MIGRATION TEAM GOVERNANCE

SCHEDULE 2.8(D)	FORM OF OFFICER’S CERTIFICATE - SUCCESSFUL COMPLETION OF INDIVIDUAL MIGRATION PROJECT

SCHEDULE 4.1 (B)	BUDGETED MIGRATION COSTS

SCHEDULE 9.1	POST-CLOSING SERVICES AGREEMENT PRINCIPLES

MIGRATION AGREEMENT

THIS MIGRATION AGREEMENT (“Agreement”) is made and entered into as of the 4th day of October, 2006 (the “Effective Date”) by and between MDS Inc., a corporation incorporated under the laws of Canada (“MDS”) and Borealis Infrastructure Management Inc., a company incorporated under the laws of Canada (“Buyer”).

RECITALS:

WHEREAS MDS and Buyer have entered into an asset purchase agreement dated the date hereof (as such agreement may be amended from time to time, the “Asset Purchase Agreement”), as well as the BC Purchase Agreement (as defined in the Asset Purchase Agreement) pursuant to which, among other things, MDS has agreed to sell and, subject to receipt of all necessary consents, to cause various Affiliates of MDS to sell to Buyer, and Buyer has agreed to purchase, certain assets relating to the MDS Diagnostics Division;

AND WHEREAS during the period of time commencing on the date of the Asset Purchase Agreement and continuing until the Closing Date, the Parties have agreed to cooperate and work together to transition certain aspects of the MDS Diagnostics Division to Buyer, on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing and the respective covenants set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement including the recitals,

“Additional Migration Costs” has the meaning set forth in Section 4.1(c)(iii);

“Affiliate” has the meaning set forth in the Asset Purchase Agreement;

“Agreement” has the meaning set forth in the introductory paragraph hereof and, in addition, includes all attached schedules, in each case as supplemented, amended, restated or replaced from time to time;

“Applicable Law” means any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, or Order, or the terms of any consent, exemption, approval or Licence of any Governmental Authority, that applies in whole or in part to MDS, Buyer, or the MDS Diagnostics Division;

“Asset Purchase Agreement” has the meaning set forth in the recitals;

“BC Purchase Agreement” has the meaning set forth in the Asset Purchase Agreement;

“Books and Records” means those books and records identified as “Books and Records” in the Asset Purchase Agreement and the BC Purchase Agreement;

“Budgeted Migration Costs” means the dollar amount that the Parties have each agreed shall be budgeted to achieve Successful Completion of all of the Migration Projects as set forth in Article 4;

“Business Day” means a day other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in the City of Toronto;

“Buyer” has the meaning set forth in the introductory paragraph hereof;

“Buyer Costs” has the meaning set forth in Section 4.1(c)(ii);

“Buyer Migrating Obligations” has the meaning set forth in Section 2.3;

“CBS” or “Common Business System” means MDS’ common back office system solution known internally by MDS as the “CBS” and used to support the business operations of MDS, including the MDS Diagnostics Division, prior to Closing;

“Closing” has the meaning set forth in the Asset Purchase Agreement;

“Closing Costs Notice Date” has the meaning set forth in Section 4.2(a);

“Closing Date” has the meaning set forth in the Asset Purchase Agreement, as may be extended pursuant to Section 9.4;

“Confidentiality Agreement” means the Confidentiality Agreement dated December 6, 2005, between Buyer and MDS, as amended pursuant to a letter agreement between Buyer and MDS dated as of the Effective Date;

“Confidential Information” has the meaning set forth in the Confidentiality Agreement;

“Designated Buyer Affiliate” has the meaning set forth in the Asset Purchase Agreement;

“Diagnostics Management” means the management team of the MDS Diagnostics Division;

“Diagnostics Operations” has the meaning set forth in Section 2.1(c);

“Dispute” has the meaning set forth in Section 8.1;

“Documentation” has the meaning set forth in Section 4.3;

“Effective Date” has the meaning set forth in the introductory paragraph hereof;

“Employees” has the meaning set forth in the Asset Purchase Agreement;

“Executive Team” means the Representatives of the Parties identified in Schedule 2.6 as the Executive Team members;

“Final Notice of Costs” has the meaning set forth in Section 4.2(c);

“Final Net Payment” has the meaning set forth in Section 4.2(d);

“Governmental Authority” means any domestic or foreign government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever;

“Information” has the meaning set forth in the Post Closing Confidentiality Agreement;

“Initial Reimbursable Costs” has the meaning set forth in Section 4.1(c)(i);

“Licence” means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

“MDS” has the meaning set forth in the introductory paragraph hereof;

“MDS Diagnostics Division” has the meaning set forth in the Asset Purchase Agreement;

“MDS Migrating Obligations” has the meaning set forth in Section 2.2;

“MDS Supported Portion” has the meaning set forth in Section 2.1(c);

“Migrating Asset” means any asset, property, contract, license and any and all work product and deliverables (whether created or developed by a Seller or Operator or by a third party) that are either acquired or developed for Buyer or a Designated Buyer Affiliate by any Seller or Operator in any connection with the Migration Projects;

“Migration Costs” has the meaning set forth in Section 4.1(a);

“Migration Plan” has the meaning set forth in Section 2.4;

“Migration Project” and “Migration Projects” have the meanings set forth in Section 2.1(c);

“Migration Services Contract” has the meaning set forth in Section 2.2(f)(ii);

“Migration Team” has the meaning set forth in Section 2.6;

“Moved Employees” has the meaning set forth in Section 9.2(a)(i);

“New Contract” has the meaning set forth in Section 2.3(d)(ii);

“Net Payment” has the meaning set forth in Section 4.2(b);

“Notice of Costs” has the meaning set forth in Section 4.2(a);

“Operators” means those Persons identified as “Operators” in the Asset Purchase Agreement and the BC Purchase Agreement;

“Order” means any order, judgment, injunction, decree, award or writ of any court, arbitrator or Governmental Authority having jurisdiction;

“Parties” means MDS and Buyer, collectively, and “Party” means either one of them;

“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;

“Post Closing Confidentiality Agreement” means the Confidentiality Agreement to be entered into as of the Closing Date between MDS Inc., MDS Laboratory Services Limited Partnership, Laboratories MDS Quebec Ltee., Metro McNair Clinical Laboratories Ltd., Mether Properties Limited Partnership, Mether Management Ltd., Borealis Infrastructure Management Inc., et al.;

“Post-Closing Services” means those support services that MDS may be required to provide to Buyer and/or any applicable Designated Buyer Affiliate(s) post-Closing pursuant to Section 9.3 hereof and in accordance with the provisions of the Post-Closing Services Agreement;

“Post-Closing Services Agreement” has the meaning set forth in Section 9.3;

“Representative” means the directors, officers, employees, agents, solicitors, accountants, consultants, financial or legal advisers or other representative(s) of the Party being referred to;

“Sales Taxes” means any value-added, sales, use, consumption, multi-stage, ad valorem, personal property, customs, excise, stamp, transfer, or similar taxes, duties, or charges, required under Applicable Law;

“Shared Assets” has the meaning set forth in Section 2.1(a);

“Shared Contracts” means those contracts identified as “Shared Contracts” in the Asset Purchase Agreement and the BC Purchase Agreement;

“Steering Team” means the Representatives of the Parties and other individuals identified in Schedule 2.6 as Steering Team members;

“Successful Completion” has the meaning set forth in Section 2.8(a);

“Successful Completion of Migration” has the meaning set forth in Section 2.1(c);

“Term” has the meaning set forth in Section 3.1; and

“Third Party Provider” has the meaning set forth in Section 2.5.

1.2	References to Statutes

Unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended, or to any restated or successor legislation of comparable effect.

1.3	Headings, etc.

The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.

1.4	Plurality and Gender

In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

1.5	Including, etc.

Reference in this Agreement to the term “including” shall mean “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

1.6	Construction

This Agreement is the joint product of MDS and Buyer, has been subject to mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party.

ARTICLE 2

MIGRATION PROJECTS AND OBLIGATIONS

2.1	Migration Projects

The Parties acknowledge, confirm and agree that:

(a)
certain assets, property, personnel and undertakings used in respect of the operation of the MDS Diagnostics Division are shared with other MDS business units and various MDS Affiliates (the “Shared Assets”);

(b)
the Parties wish to migrate to the Buyer certain aspects of the Shared Assets for the purpose of the continued operation of the MDS Diagnostics Division by Buyer and/or any applicable Designated Buyer Affiliate(s);

(c)
the Parties have, together with third party providers, identified various migration projects as set out and described in Schedule 2.1 (each a “Migration Project” and collectively the “Migration Projects”), which they have reasonably concluded are the projects necessary to enable the operation of the MDS Diagnostics Division to be carried out by Buyer and the applicable Designated Buyer Affiliate(s) in the ordinary course independent of MDS and substantially in the same manner and same degree of operational effectiveness as existed prior to the Effective Date (i.e. the operation of the MDS Diagnostics Division by Buyer and/or any applicable Designated Buyer Affiliate(s) shall no longer be dependent upon MDS for the provision of certain support services in order to conduct such portion of its operations to which the Migration Projects relate (such portion of operations, the “MDS Supported Portion”), having regard to the acknowledgement made in the immediately following sentence. Buyer acknowledges that MDS has operated the MDS Diagnostics Division as one of a number of business units within a larger, multi-division, public corporation, which business units are to some extent inter-supportive, and that post-Closing Buyer and the applicable Designated Buyer Affiliate(s) shall operate the MDS Diagnostics Division as a stand-alone private business enterprise and that in the determination of whether Buyer and the applicable Designated Buyer Affiliate(s) shall be in a position to carry out the MDS Supported Portion in the ordinary course of business independently of MDS differences that would typically be expected to result from no longer being such a business unit of MDS as referenced in the foregoing acknowledgement shall be taken into account. The operations of the MDS Diagnostics Division, including the MDS Supported Portion, are collectively referred to as the “Diagnostics Operations”. “Successful Completion of Migration” means Successful Completion of all of the Migration Projects has been achieved such that the Buyer and any applicable Designated Buyer Affiliate(s) are in the position to be able to carry out the Diagnostics Operations independently of MDS in the manner contemplated by the Parties as represented in the Migration Plan and above in this Section 2.1(c).

(d)
Successful Completion of Migration must be evidenced by the delivery to Buyer of an officers’ certificate (in the form attached hereto as Schedule 2.1(c) ) executed by each of the President, Senior Vice-President, Finance, and Senior Vice-President, Information Technology of Diagnostics Management certifying that, in their view, all of the Migration Projects have achieved Successful Completion such that the Buyer and any applicable Designated Buyer Affiliate(s) are in the position to be able to carry out the Diagnostics Operations independently of MDS in the manner contemplated by the Parties as represented in the Migration Plan, and above in Section 2.1(c). Each such person shall act reasonably in their determination under this Section;

(e)
some of the Migration Projects contemplate that certain additional technology, personnel and assets will be acquired, implemented and configured, and certain activities will be performed by each of Buyer and MDS, in order to establish for Buyer certain systems, processes and infrastructure currently used by MDS (on a shared basis with other business units and other MDS Affiliates) in the operation of the MDS Diagnostics Division; and

(f)
it is their mutual understanding that none of the Migration Projects shall entail the provision of any significant or material enhancements or additional functionality to what exists in the MDS Diagnostics Division at the Effective Date.

2.2	MDS Migrating Obligations

With a view to achieving Successful Completion of Migration by the Closing Date, MDS shall, in collaboration with Buyer and/or applicable Designated Buyer Affiliate(s), undertake and perform such activities as may be reasonably necessary or required to perform its obligations hereunder and to otherwise achieve the Successful Completion of the Migration Projects, including to:

(a)	manage the implementation of those Migration Projects for which MDS has been designated as having responsibility in the Migration Plan;

(b)	perform the tasks within each Migration Project for which MDS has been designated as having responsibility in the Migration Plan;

(c)
provide appropriate MDS personnel having (to the extent existing at the Effective Date) the knowledge and understanding of the subject matter pertaining to the applicable Migration Project and the right, power and authority to make decisions on behalf of MDS (as set forth in Schedule 2.6) with respect thereto;

(d)	provide Buyer with advice, knowledge and know-how concerning the implementation of each of the Migration Projects and otherwise cooperating and working with Buyer to complete the Migration Projects;

(e)	retain and provide additional non-MDS personnel;

(f)	in connection with any particular Migration Project:

(i)	“split” applicable Shared Contracts in accordance with Section 5.10 of the Asset Purchase Agreement and Section 2.5(b);

(ii)
liaise and work with new and existing third party suppliers and service providers to negotiate and enter into contracts or statements of work in respect of the acquisition of third party products and services related to or necessary for the performance of the Migration Projects (for example, third party consulting services), (each a “Migration Services Contract”), provided that, for certainty, all contracts relating to the hiring of individuals shall be entered into (A) by MDS if prior to Closing, and (B) by Buyer or the applicable Designated Buyer Affiliate(s), if after Closing (unless such Migration Services Contract concerns the provision of Post-Closing Services in which case it shall be entered into by MDS);

(iii)	liaise and work with new third party suppliers and service providers to negotiate and enter into New Contracts on the terms of Section 2.5(b);

(iv)
use commercially reasonable efforts to ensure that all Migration Services Contracts are (unless otherwise agreed by Buyer) assignable to Buyer or any Affiliate of Buyer on Closing at no extra charge and without penalty, limitation or restriction; provided that Buyer shall agree to be fully responsible and liable to such third party for performance under the contract upon and after such assignment and to such other reasonable terms and conditions as may be required by such third party,

(the obligations of MDS referred to in this Section 2.2 are collectively referred to as “MDS Migrating Obligations”).

2.3	Buyer Migrating Obligations

With a view to achieving Successful Completion of Migration by the Closing Date, Buyer shall, in collaboration with MDS undertake and perform such activities as may be reasonably necessary or required to perform its obligations hereunder and to otherwise assist and support MDS to achieve Successful Completion of the Migration Projects including to:

(a)	manage the implementation of those Migration Projects for which Buyer has been designated as having responsibility in the Migration Plan;

(b)	perform the tasks within each Migration Project for which Buyer has been designated as having responsibility in the Migration Plan;

(c)
provide appropriate Buyer personnel having (to the extent existing at the Effective Date) the knowledge and understanding of the subject matter pertaining to the applicable Migration Project and the right, power and authority to make decisions on behalf of the Buyer (as set forth in Schedule 2.6) with respect thereto;

(d)
provide MDS with timely decisions, input, feedback and information where same is required by the Migration Plan or requested by MDS from time to time, and otherwise cooperating and working with MDS to complete the Migration Projects;

(e) in connection with any particular Migration Project:

(i)	“split” applicable Shared Contracts in accordance with Section 5.10 of the Asset Purchase Agreement and Section 2.5(b);

(ii)	liaise and work with new and existing third party suppliers and service providers to negotiate and enter into New Contracts on the terms of Section 2.5(b),

(the obligations of Buyer referred to in this Section 2.3 are collectively referred to as “Buyer Migrating Obligations”).

2.4	Migration Plan

Schedule 2.1 also sets forth a description of the principal tasks and responsibilities and the schedule for performance of those tasks required for the Parties to complete each Migration Project (the “Migration Plan”). Each of the Parties shall use reasonable commercial efforts to perform their respective obligations under the Migration Plan in order to complete the Migration Projects in accordance with the timetable set out therein.

2.5	Affiliates and Third Party Providers and New Contracts

(a)
For greater certainty, Buyer acknowledges and agrees that the performance of the MDS Migrating Obligations under this Agreement may be provided directly by MDS or indirectly through an Affiliate of MDS or by their respective third party providers (a “Third Party Provider”). MDS shall be responsible and liable for the performance of the MDS Migrating Obligations by any such Affiliate.

(b)
In connection with the implementation of any of the Migration Projects, with respect to any contracts concerning the acquisition of any products and services related to, or necessary for, or desired by Buyer and/or any applicable Designated Buyer Affiliate(s) for, the operation of the MDS Diagnostics Division after Closing (each a “New Contract”), the Parties agree:

(i)
they shall act reasonably to determine which of MDS, Buyer or any Designated Buyer Affiliate(s) is the appropriate contracting party or parties in the applicable circumstances for such New Contract and that such agreed-to entity or entities shall be the contracting party;

(ii)	the terms of each New Contract must comply with the terms of this Section 2.5(b) and be acceptable to each Party, acting reasonably;

(iii)
in the event that MDS has entered into a New Contract, the terms of such New Contract must permit the assignment of such contract to Buyer and/or any Designated Buyer Affiliate(s) at no extra charge and without penalty, limitation or restriction provided that Buyer shall agree to be fully responsible and liable to such third party for performance under such contract upon and after such assignment;

(iv)
that in respect of New Contracts that either replace Shared Contracts or that are the result of the splitting of a Shared Contract, such New Contracts shall (unless otherwise agreed to by the Parties) be on terms and conditions that are reasonably consistent with the terms of the Shared Contract that is being replaced or split, taking into consideration in each case, the change, if any, in commercial circumstances concerning the MDS Diagnostics Division (including purchase volumes); provided however, for certainty, with respect to pricing and costs associated with the New Contracts, such pricing and costs shall be deemed not to be reasonably consistent with the terms of the Shared Contracts (irrespective of any commercial or other circumstances) in circumstances where such pricing or costs, in the aggregate with respect to all New Contracts, constitutes a material differential from the MDS Diagnostics Division 2006 pro-forma budget.

(c)
For certainty, the Parties acknowledge and confirm that to the extent that the procurement of any Migration Services Contract(s) or New Contract(s) are required in respect of a particular Migration Project, the procurement of such contract(s) or an equivalent substitute therefor shall be required in order to achieve the Successful Completion of such Migration Project.

2.6	Migration Team

The Parties have established a migration team (the “Migration Team”) comprised of Representatives of each of Buyer and MDS, which Migration Team shall be responsible for supervising the coordination and management of the Migration Projects substantially in accordance with Schedule 2.6 hereto.

2.7	Manner of Performance

MDS and Buyer shall perform their respective obligations hereunder, in a good, workman-like manner and in accordance with a reasonable standard of care, and each of the Parties represents and warrants to the other that they will perform same in all material respects in accordance with Applicable Laws. To the extent that any delay or non-performance of the MDS Migrating Obligations is caused directly or indirectly by a Third Party Provider, MDS shall (i) exercise the available remedies under such contract up to but not including the commencement of arbitration or other legal proceeding or the making of payments to third parties other than in the normal course in accordance with the contract, and/or (ii) use commercially reasonable efforts to find a substitute for such Third Party Provider. Except for the foregoing in this Section and subject to Article 9 , MDS shall have no responsibility or liability with respect to any non-performance by MDS hereunder to the extent caused by a Third Party Provider, and the foregoing in this Section states MDS’ entire responsibility and liability to Buyer with respect to such non-performance.

2.8	Buyer Review and Testing and Successful Completion

(a)
Upon the completion of a particular Migration Project Buyer and Diagnostics Management may review the results of the completed Migration Project and, where applicable, conduct such tests as are appropriate (and provided that such testing does not unreasonably interfere with or disrupt MDS’ business) to ensure that such Migration Project has been successfully completed in accordance with the requirements, specifications, objectives and/or criteria, as applicable, either expressly agreed to by the Parties or as is contemplated by the Parties as represented in the Migration Plan in respect of such Migration Project, and in any event so as to provide the functionality and operational effectiveness that existed prior to the Effective Date (in respect of the subject matter of such Migration Project) to enable the Buyer and the applicable Designated Buyer Affiliate(s) to carry out that portion of the Diagnostics Operations in the ordinary course of business independently of MDS (“Successful Completion”). The Parties agree that in the determination of whether Buyer and the applicable Designated Buyer Affiliate(s) shall be in a position to carry out the Diagnostics Operations in the ordinary course of business independently of MDS, differences that would typically be expected to result from the MDS Diagnostics Division no longer being such a business unit of MDS, as referenced in the acknowledgement set forth in Section 2.1(c) hereof shall be taken into account. Buyer shall have a reasonable period of time to conduct its testing of each Migration Project, as provided for in the Migration Plan or as may be otherwise agreed to by the Parties in writing.

(b)
During the performance of such review and tests, Buyer shall keep MDS reasonably apprised of the status and findings related to such review and tests and will consult and seek the input of MDS, as appropriate, using the mechanisms contemplated under Schedule 2.6. Upon the conclusion of such review and tests, Buyer shall notify MDS that the particular Migration Project either: (i) has achieved Successful Completion; or (ii) that there are deficiencies that require correction by MDS and/or the collective efforts of the Parties.

(c)
In the event that Buyer delivers any notices of deficiencies to MDS, Buyer shall provide to MDS in writing details of the nature of such deficiencies. MDS (and Buyer, to the extent applicable) shall use commercially reasonable efforts to correct any deficiencies in a timely manner and shall thereafter re-review and/or re-test in accordance with the terms of this Section, mutatis mutandis. The foregoing process shall, subject to the terms hereof, be repeated until the applicable Migration Project achieves Successful Completion.

(d)
Successful Completion of each Migration Project must be evidenced by the delivery to Buyer of an officers’ certificate (in the form attached hereto as Schedule 2.8(d) ) executed by each of the President, Senior Vice-President, Finance, and Senior Vice-President, Information Technology of Diagnostics Management certifying that, in their view, the Successful Completion of such Migration Project has been achieved, subject to the qualifications set forth in this Agreement. Each such person shall act reasonably in their determination under this Section.

(e)
Buyer acknowledges and agrees that the existence of non-material or minor bugs, errors or deficiencies in a particular Migrating Asset that is provided as part of a Migration Project and that does not (whether alone or in the aggregate) affect in any material respect the functionality or performance of such Migrating Asset, shall not be taken as a failure to achieve the Successful Completion of the applicable Migration Project.

(f)
For certainty, the Parties acknowledge and confirm that to the extent that certain Books and Records are necessary or required in respect of a particular Migration Project, the delivery of such Books and Records that are so necessary or required must be delivered or made available to the extent required in order to achieve the Successful Completion of such Migration Project.

(g)	Any disagreement between the Parties as to whether a Migration Project has achieved Successful Completion shall be resolved in accordance with Article 8.

2.9	Access to Management etc.

MDS agrees that Buyer shall have reasonable access to all such MDS personnel, information and data as may be reasonably required or requested by Buyer in connection with the completion of the Migration Projects. MDS agrees that it shall, in accordance with the provisions of Schedule 2.6 to the extent applicable, keep Buyer apprised of its activities concerning the implementation of all Migration Projects and shall consult and seek the input of Buyer as is reasonable and appropriate (having regard to the circumstances of this Agreement) with respect to the implementation of the Migration Projects and shall provide Buyer with all reasonable opportunities to assist MDS in the execution of the Migration Projects. MDS further agrees to consider, in good faith, all Buyer input and requests provided in the course of completing the Migration Projects and not to unreasonably refuse to take into account and/or implement any reasonable Buyer requests or input that is required to achieve Successful Completion.

ARTICLE 3

TERM AND TERMINATION

3.1	Term

The term of this Agreement (the “Term”) shall commence on the Effective Date and continue until terminated in accordance with the terms of this Article 3.

3.2	Early Termination of the Agreement

3.2.1 This Agreement may be terminated as follows:

(a)	upon mutual agreement of the Parties set out in writing;

(b)	by either Party upon any termination of the Asset Purchase Agreement prior to Closing; or

(c)
automatically and without any further action required by either Party in the event that Successful Completion of Migration has not been achieved by the Closing Date, unless otherwise agreed to by the Parties in writing or to the extent that the exceptions provided for in Article 9 of this Agreement apply.

3.2.2 This Agreement shall automatically expire and terminate upon Successful Completion of Migration (and the payment by each Party of their respective costs payment obligations hereunder) without any further action or notice required to be given by either Party.

3.2.3 Subject to Article 9, the Parties agree that the failure of certain Migration Projects to not have achieved Successful Completion by the Closing Date shall not result in the termination of this Agreement.

3.3	Termination Costs

(a)
In the event that Closing does not occur as a result of Buyer’s failure to satisfy the closing conditions under Section 6.2 of the Asset Purchase Agreement (and MDS has not waived any of the unsatisfied conditions), Buyer shall, notwithstanding the terms of Article 4 hereof, reimburse MDS within ten (10) Business Days of the termination of the Asset Purchase Agreement for all Migration Costs incurred prior to the date of the termination of the Asset Purchase Agreement by MDS in connection with the performance of the Migration Projects.

(b)
In the event that Closing does not occur as a result of MDS’ failure to satisfy the closing conditions under Section 6.1 of the Asset Purchase Agreement (and Buyer has not waived any of the unsatisfied conditions), Buyer shall not, notwithstanding the terms of Article 4 hereof, be obligated to reimburse MDS for any Migration Costs incurred by MDS in connection with the performance of the Migration Projects.

(c)
In the event that Closing does not occur either because: (i) Successful Completion of Migration has not been achieved in accordance with the terms and subject to the qualifications hereof but all other conditions precedent to Closing under the Asset Purchase Agreement have been satisfied (and/or waived); or (ii) both Parties had failed to satisfy one or more of their respective Closing conditions pursuant to either Section 6.1 or 6.2 of the Asset Purchase Agreement, Buyer shall reimburse MDS fifty percent (50%) of the Migration Costs.

3.4	Survival

Article 1 (Interpretation), Section 3.3 (Termination Costs), Section 4.3 (Maintain Documentation), Article 5 (Exculpation), Article 7 (Confidentiality), Article 8 (Dispute Resolution), Article 10 (Miscellaneous) and this Section 3.4 (Survival) shall survive any termination or expiry of this Agreement.

ARTICLE 4

FEES AND PAYMENT

4.1	Cost Allocation and Reimbursement

(a)
“Migration Costs” means all out-of-pocket costs and expenses incurred in connection with the performance of the Migration Projects, including, for certainty, costs and expenses relating to the acquisition of Migrating Assets and, third party services.

(b)	The Parties agree that as of the Effective Date, the Budgeted Migration Costs are $7,098,932. The Budgeted Migration Costs are more particularly set out and described in Schedule 4.1(b).

(c)	Migration Costs shall be paid by the Parties as follows:

(i)	Migration Costs up to $3,000,000, exclusive of applicable Sales Taxes, (the “Initial Reimbursable Costs”) shall be for the account of MDS.

(ii)	Any Migration Costs in excess of the Initial Reimbursable Costs up to the Budgeted Migration Costs, exclusive of applicable Sales Taxes, shall be for the account of Buyer (the “Buyer Costs”).

(iii)
Any Migration Costs incurred in excess of the Budgeted Migration Costs, exclusive of applicable Sales Taxes, (the “Additional Migration Costs”) shall be for the account of MDS as to fifty percent (50%) and Buyer as to fifty percent (50%).

(iv)	Each Party shall be responsible to pay all Sales Taxes that are applicable to their respective Migration Costs payment obligations as set out above in this Section 4.1(c) and Section 3.3.

(d)
At Closing, Buyer shall (in accordance with the procedures set forth in Section 4.2) reimburse MDS for all Buyer Costs incurred and, if applicable, Buyer’s portion of any Additional Migration Costs (as provided in Section 4.1(c)(iii)), provided that in the event that Successful Completion of Migration has not been achieved at the Closing Date and the Closing has occurred notwithstanding, then:

(i)	Buyer shall on Closing only reimburse MDS for the Buyer Costs and, if applicable, Buyer’s portion of any Additional Migration Costs, that have been incurred up to the Closing Costs Notice Date; and

(ii)
Buyer shall upon Successful Completion of Migration reimburse MDS for any Buyer Costs and, if applicable, Buyer’s portion of any Additional Migration Costs, incurred during the period between the Closing Costs Notice Date and Successful Completion of Migration.

(e)	MDS shall, if applicable, reimburse Buyer for any Additional Migration Costs on the terms of Section 4.1(d) mutatis mutandis.

(f)
In the event that Closing does not occur, each Party shall reimburse the other pursuant to the terms of Section 3.3, as applicable, within ten (10) Business Days of the scheduled Closing Date, as same may have been extended pursuant to Section 9.4.

4.2	Notice of Costs

(a)
On the date that is ten (10) Business Days prior to the Closing Date, each Party shall provide to the other Party, a statement identifying in reasonable detail all Migration Costs (inclusive of any Additional Migration Costs) that have been incurred by it up to the date (“Closing Costs Notice Date”) of the statement (“Notice of Costs”).

(b)
Based on the Notice of Costs, the Parties shall calculate the net amount owing on Closing by either MDS to Buyer, or Buyer to MDS, as applicable on the terms hereof (the “Net Payment”), and payment of the Net Payment shall be made by the applicable Party to the other on Closing, subject to Section 4.2(e).

(c)
Upon Successful Completion of Migration, each Party shall provide to the other Party within ten (10) Business Days, a statement identifying in reasonable detail all Migration Costs (inclusive of any Additional Migration Costs) that have been incurred by it during the period between Closing Costs Notice Date and Successful Completion of Migration (“Final Notice of Costs”).

(d)
Based on the Final Notice of Costs, the Parties shall calculate the net amount finally owing by either MDS to Buyer, or Buyer to MDS, as applicable on the terms hereof (the “Final Net Payment”), and payment of the Final Net Payment shall be made by the applicable Party to the other within ten (10) Business Days of the receipt of the Final Notice of Costs, subject to Section 4.2(e).

(e)
In the event that either Party, in good faith and acting reasonably, disputes the amount of any Migration Costs in any Notice of Costs or Final Notice of Costs submitted by the other, then: (i) within five (5) Business Days of receipt of the applicable notice the disputing Party shall send to the other Party a written notice of such dispute; (ii) the Parties shall pay the undisputed portion of the Net Payment or Final Net Payment, as the case may be (and, for certainty, not such disputed portion); and (iii) the dispute shall be resolved in accordance with Article 8 .

4.3	Maintain Documentation

Each Party shall maintain copies of all records that a reasonably prudent person would retain concerning the Migration Projects and the performance of their respective obligation hereunder (including its internally prepared cost-tracking records and any third party invoices in each case relating to the Migration Costs) and in any event such records that such Party would normally retain in the ordinary course of its business in connection with projects and undertakings that are reasonably similar in nature to those undertaken hereunder (the “Documentation”). Such Documentation shall be retained during the Term and for a period of eighteen (18) months following the termination or expiry of this Agreement and during such period each Party may reasonably request at any time access to the Documentation of the other Party and the other Party shall promptly provide access to such Documentation, provided that any such access to the Documentation shall be made during regular business hours and without unreasonably interfering with or disrupting the business of the other Party.

ARTICLE 5

EXCULPATION

5.1	Exculpation

5.1.1 EXCEPT AS SET FORTH IN SECTION 2.7 AND SECTION 4.1.4 OF THE ASSET PURCHASE AGREEMENT, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY HAS NOT MADE, DOES NOT MAKE, AND THERE ARE NO REPRESENTATIONS, WARRANTIES OR CONDITIONS OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, STATUTORY OR ARISING OTHERWISE IN LAW OR FROM A COURSE OF DEALING OR USAGE OF TRADE, INCLUDING IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABLE QUALITY AND FITNESS FOR A PARTICULAR PURPOSE, IN CONNECTION WITH THE PERFORMANCE OF THEIR RESPECTIVE OBLIGATIONS HEREUNDER, INCLUDING WITH RESPECT TO ANY HARDWARE OR SOFTWARE USED OR PROVIDED BY EITHER PARTY IN CONNECTION THEREWITH.

5.1.2 NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE ASSET PURCHASE AGREEMENT, NEITHER PARTY SHALL HAVE ANY LIABILITY FOR ANY LOSS SUFFERED OR INCURRED BY THE OTHER PARTY ARISING OUT OF, IN CONNECTION WITH OR RELATED TO THE PERFORMANCE OF ITS OBLIGATIONS HEREUNDER, EXCEPT (A) IN RESPECT OF A PARTY’S COST PAYMENT OBLIGATIONS PURSUANT TO THIS AGREEMENT; AND (B) FOR ANY LOSS SUFFERED OR INCURRED BY THE OTHER PARTY AS A RESULT OF ITS WILFUL DEFAULT OR GROSS NEGLIGENCE.

5.1.3 NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE ASSET PURCHASE AGREEMENT AND EXCEPT IN RESPECT OF A PARTY’S COST PAYMENT OBLIGATIONS UNDER THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, PUNITIVE, INCIDENTAL OR CONSEQUENTIAL LOSSES OR DAMAGES (INCLUDING LOSS OF DATA, LOSS OF REVENUE, LOSS OF CUSTOMERS OR CLIENTS, LOSS OF GOODWILL, LOSS OF PROFITS, DAMAGE TO OR LOSS OF USE OF ANY PROPERTY, ANY INTERRUPTION OR LOSS OF SERVICE, OR ANY LOSS OF BUSINESS), ARISING IN ANY MANNER FROM THIS AGREEMENT AND THE PERFORMANCE OR NON-PERFORMANCE OF OBLIGATIONS HEREUNDER, INCLUDING ANY SUCH DAMAGES RESULTING FROM THE HARDWARE OR SOFTWARE USED OR PROVIDED, BY EITHER PARTY IN THE PERFORMANCE OF THEIR RESPECTIVE OBLIGATIONS HEREUNDER WHETHER BASED IN CONTRACT (INCLUDING FUNDAMENTAL BREACH OR BREACH OF A FUNDAMENTAL TERM), TORT (INCLUDING NEGLIGENCE), MISREPRESENTATION OR OTHERWISE, IN LAW OR EQUITY, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

5.1.4 NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE ASSET PURCHASE AGREEMENT AND EXCEPT IN RESPECT OF A PARTY’S COST PAYMENT OBLIGATIONS UNDER THIS AGREEMENT, EACH PARTY’S LIABILITY TO THE OTHER OR TO ANY OTHER PERSON FOR DAMAGES, WHETHER IN CONTRACT (INCLUDING A FUNDAMENTAL BREACH OF A FUNDAMENTAL TERM), TORT (INCLUDING NEGLIGENCE), MISREPRESENTATION OR OTHERWISE, FOR ANY BREACH OR SERIES OF BREACHES UNDER THIS AGREEMENT OR ARISING FROM OR RELATED TO THE SERVICES, SHALL BE FOR DIRECT DAMAGES ONLY AND SHALL NOT EXCEED A TOTAL AGGREGATE AMOUNT OF ONE HUNDRED THOUSAND DOLLARS ($100,000).

5.2	Direct Benefit

This Agreement is for the sole and exclusive benefit of the Parties, and it shall not be deemed to be for the direct or indirect benefit of any other Person, including either Party’s customers, suppliers or employees.

ARTICLE 6

NO AGENCY, JOINT VENTURE OR PARTNERSHIP

6.1	No Agency, etc.

In performing its obligations hereunder, MDS shall operate as and have the status of an independent contractor. No Party’s employees shall be considered employees or agents of the other Party, nor shall the employees of any Party be eligible or entitled to any benefits, perquisites or privileges given or extended to any of the other Party’s employees. Nothing contained in this Agreement shall be deemed or construed to create a joint venture or partnership between the Parties. No Party shall have any power to control the activities and/or operations of the other Party. No Party shall have any power or authority to bind or commit any other Party.

ARTICLE 7

CONFIDENTIALTY

7.1	Confidentiality

The terms and conditions of the Confidentiality Agreement are hereby incorporated by reference into this Agreement and shall apply to the disclosure of Confidential Information by MDS and the use of such Confidential Information by Buyer in connection with this Agreement up to and including the Closing Date. As of the Closing Date, the terms and conditions of the Post Closing Confidentiality Agreement are incorporated by reference into this Agreement and shall apply to the disclosure of Information and the use of such Information by the Parties in connection with this Agreement subsequent to the Closing Date.

ARTICLE 8

DISPUTE RESOLUTION

8.1	Dispute Resolution

Any disagreement or dispute between Buyer and MDS arising out of or in connection with this Agreement, and any failure by either Party to perform its obligations under this Agreement, (a “Dispute”), shall be subject to the process set forth in the remainder of this Article 8.

8.2	Resolution by Steering Team and Executive Team

Each Dispute shall be initially referred to the Steering Team for resolution. Any Dispute that cannot be resolved in a timely manner by the Steering Team in the ordinary course of the performance of this Agreement but in any event with three (3) Business Days of referral to the Steering Team, as determined by either Party acting reasonably, shall be referred by either Party’s Representative(s) on the Steering Team to the Executive Team. The Executive Team shall meet as soon as reasonably possible after a Dispute is referred to them giving due regard to the nature and impact of the issue under consideration, but in any event within five (5) Business Days, and each shall use reasonable commercial efforts to promptly resolve the Dispute.

ARTICLE 9

CLOSING

9.1	Obligation to Complete Closing

Provided that all conditions precedent in the Asset Purchase Agreement have been satisfied or waived, MDS and Buyer shall be obliged to complete the Closing if:

(a)	Successful Completion of Migration has been achieved on or before the Closing Date; or

(b)	Successful Completion of Migration has not been achieved but Buyer has in writing waived all, or any part of, any Migration Project(s) that have not achieved Successful Completion; or

(c)
except in respect of those Migration Projects that are the subject of Section 9.1(b) or have been addressed under the terms of Section 9.3, only the Migration Projects identified in Section 9.2 have not achieved Successful Completion and such Migration Projects are dealt with in accordance with the requirements of Section 9.2.

9.2	Exceptions To Successful Completion of Migration For Certain Migration Projects

Provided that all conditions precedent in the Asset Purchase Agreement have been satisfied or waived, notwithstanding that Successful Completion has not been achieved in respect of any of the specific Migration Projects identified in this Section 9.2, MDS and Buyer shall nevertheless be obliged to complete the Closing in the circumstances described and subject to the requirements and terms and conditions of this Section 9.2, as follows:

(a)
Real Estate & Facilities Migration Project: In the event that the Real Estate & Facilities Migration Project has not achieved Successful Completion, Closing shall occur provided that the following elements of the Real Estate & Facilities Migration Project have been satisfied:

(i)
the 2nd floor at 100 International, and parts of the 3rd and 4th floor at 100 International (totalling a minimum 66% of the employee stations) ready for employee moves, in each case in accordance with the Migration Plan, and 66% of Diagnostic Operations employee moves complete (the “Moved Employees”) within or to 100 International;

(ii)	call centre, including PBX infrastructure used in connection with the call centre, relocated to 100 International;

(iii)	servers and other IT infrastructure and the personal computers for the Moved Employees set up at 100 International, except where cabling work continues; and

(iv)	Parties appear to be on track for Successful Completion at 100 International no later than four (4) weeks after the Closing Date.

(b)
Common Business System (CBS) Migration Project: In the event that the CBS Migration Project has not achieved Successful Completion, Closing shall occur provided that MDS provides to Buyer the benefit of MDS’ existing Common Business System so as to enable the Buyer to conduct Diagnostic Operations on an interim basis (until such CBS Migration Project is Successfully Completed) in the same manner as is provided at the date hereof (or on such other basis as the Parties may mutually agree to) and at no cost to Buyer, provided that Buyer acknowledges: (A) such CBS shall, as long as service levels and functionality are not negatively affected in any material respect, be provided in circumstances where certain MDS personnel involved in the operation of the CBS may also be involved in the continued performance of the MDS Migrating Obligations hereunder; and (B) the Employees who prior to Closing were performing the activities relating to the existing CBS and who subsequent to Closing become Employees of Buyer will continue to be available to MDS (at Buyer’s cost), to conduct such activities to the same extent as previously conducted.

(c)
CBS Dependent Migration Projects: The Parties acknowledge that the Successful Completion of the Migration Projects identified in Schedule 9.2(c) contain elements (as identified in Schedule 9.2(c)) that include a requirement to convert data and/or upload data to or otherwise create or test an interface to the CBS (the “CBS Dependent Migration Projects”). In the event that:

(i)	Successful Completion of the CBS Migration Project has not been achieved but MDS is in compliance with the terms of Section 9.2(b); and

(ii)
as at the Closing Date any of the CBS Dependent Migration Projects have not achieved Successful Completion because the activity identified in the column titled “CBS Dependent Task” in Schedule 9.2(c) has not been completed; then provided:

(iii)	there are no other remaining incomplete items included in the CBS Dependent Migration Project such that it would otherwise achieve Successful Completion; and

(iv)
an Acceptable Alternative Solution is available in respect of the CBS Dependent Migration Project (which, for certainty, includes the satisfaction of the requirements of Section 9.2(b) and MDS providing any applicable data using the CBS), the Closing shall occur despite the fact that such CBS Dependent Migration Project has not achieved Successful Completion.

(d)
Any Migration Project - Hiring and Training: In the event that the completion of the hiring and training of individuals who are not employees of MDS or an Affiliate of MDS or those individuals who are employees of IBM and dedicated or assigned to the support of the MDS Diagnostics Division is included in or forms a part of any Migration Project, then, provided that:

(i)	MDS has exercised reasonable diligence in its efforts to complete the hiring and training of such individuals; and

(ii)
MDS continues to provide the necessary personnel resources on an interim basis (until such Migration Project is Successfully Completed) in the same manner as is provided at the date hereof (or on such other basis as the Parties may mutually agree to) and at no cost to Buyer, to the extent such hiring and training activities are incomplete at the Closing Date, the Closing shall occur despite the fact that such Migration Project(s) have not achieved Successful Completion.

(e)
Non-Material Migration Projects: Buyer agrees that, notwithstanding the obligations contained in this Agreement to the contrary, the Migration Projects set out in Schedule 9.2 (e) are not required to have achieved Successful Completion as a condition precedent to Closing.

9.3	Acceptable Alternative Solutions

(a)
The Parties acknowledge that it is their strong preferred intention that Closing occur on November 29, 2006, and that neither Party wishes to extend the Closing beyond such date if there is a mutually acceptable alternative to the Successful Completion of one or more of the Migration Projects which will enable Buyer and/ or the applicable Designated Buyer Affiliates to carry out the Diagnostics Operations (including, for greater certainty, the MDS Supported Portion) in the ordinary course of business with the provision of any Post Closing Services that are required as part of any such mutually acceptable alternative being immaterial (“Acceptable Alternative Solution”). MDS agrees to provide pursuant to an agreement that reflects the principles set out in Schedule 9.1 (the “Post-Closing Services Agreement”) Post Closing Services to Buyer at no cost to Buyer to the extent required to effect an Acceptable Alternative Solution, while at the same time continuing to perform the MDS Migration Obligations necessary to achieve Successful Completion of the Migration Projects.

(b)
The Executive Team shall meet on October 16th and October 31st and November 15th to assess the progress of the Migration Plan and discuss and negotiate in good faith any modifications to the Migration Plan or potential Acceptable Alternative Solutions to the extent same are required on or before Closing. Any such modification and/or Acceptable Alternative Solution shall be in writing and executed by both of the Parties.

(c)
For certainty, notwithstanding that Closing has occurred, to the extent any Migration Project has not achieved Successful Completion (including if any Acceptable Alternative Solution has been undertaken), each Party covenants and agrees to continue to work diligently to complete such Migration Projects so as to achieve Successful Completion at the earliest practical opportunity and that their obligations hereunder with respect to such Migration Projects shall continue in full force and effect until all Migration Projects have achieved Successful Completion.

9.4	Closing Extension

If after the meeting of the Executive Team on November 15th the Parties are not reasonably satisfied that Successful Completion of Migration has been or is reasonably likely to be achieved on or before the Closing Date and have not agreed to an Acceptable Alternative Solution, then provided that all of the other conditions precedent to Closing that are set forth in the Asset Purchase Agreement have been satisfied or waived in accordance with the terms of the Asset Purchase Agreement (the “Automatic Closing Date Extension Trigger”) the Closing Date shall automatically be extended for ten (10) Business Days. The Executive Team shall meet within eight (8) Business Days of the original or extended Closing Date, as applicable. The automatic extension of the Closing Date by ten (10) Business Days upon the occurrence of the Automatic Closing Date Extension Trigger and the process set forth in this Section shall continue until the earlier of Successful Completion of Migration is achieved and March 15, 2007.

ARTICLE 10

MISCELLANEOUS

10.1	Notice

The notice provisions set forth in Section 10.3 of the Asset Purchase Agreement shall govern the provision of any notices hereunder.

10.2	Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers, elections and the like, and will cause the doing of such acts and will cause the execution, filing and registration of such further documents as are within its power, as the other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement.

10.3	Currency

All references to dollar amounts in this Agreement and its Schedules are, unless otherwise explicitly stated in this Agreement or on such Schedule, in Canadian Dollars.

10.4	Waivers

No waiver of any provision of this Agreement shall be implied, and no waiver shall be valid unless it is in writing and signed by the Party waiving its rights. No waiver of any breach of any of the terms, provisions or conditions of this Agreement shall be construed as or held to be a waiver of any other breach, or a waiver of, acquiescence in, or consent to, any further or succeeding breach hereof.

10.5	Severability

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement to the extent of its illegality, invalidity or unenforceability and the remaining provisions of this Agreement shall continue in full force and effect.

10.6	Assignment

In the event of the assignment of the Asset Purchase Agreement (as and to the extent permitted by its terms) this Agreement may be assigned by a Party subject to and on the same terms and conditions Asset Purchase Agreement, mutatis mutandis, and no other assignment of this Agreement, or any rights or benefits or obligations by either Party hereunder (other than, for certainty, any permitted subcontracting on the terms hereof) shall be of any effect against the other Party except to the extent that the other Party has first consented to it in writing.

10.7	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.

10.8	Governing Law

This Agreement shall be subject to and governed by the laws of the province of Ontario, and the laws of Canada applicable therein without regard to the conflicts of law principles of such province. Subject to Article 8, the Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario. The Parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.

10.9	Entire Agreement

This Agreement constitutes the entire agreement between the Parties and contain all agreements between the Parties with respect to the subject matter hereof. All Schedules attached hereto are incorporated herein by reference. This Agreement supersedes any and all other agreements, negotiations, discussions and understandings, either oral or written, between the Parties with respect to the subject matter hereof.

10.10	Amendment

No modification or amendment of this Agreement will be binding upon either Party unless in writing, expressly referencing this Agreement and duly executed by each Party.

10.11	Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

10.12	Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Party by Transmission. That Party shall be deemed to have executed this Agreement on the date it sent such Transmission. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.

[THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

MDS INC.

By:	/s/ Stephen P. DeFalco
Name: Stephen P. DeFalco
Title: Chief Executive Officer

By:	/s/ Jim Garner
Name: Jim Garner
Title: Executive Vice-President And Chief Financial Officer

BOREALIS INFRASTRUCTURE MANAGEMENT INC.

Date:	By:	/s/ J. Michael Rolland
Name: J. Michael Rolland
Title: Senior Vice-President

Date:	By:	/s/ John Knowlton
Name: John Knowlton
Title: Secretary

SCHEDULE 2.1

MIGRATION PROJECTS AND MIGRATION PLAN

[REDACTED]

SCHEDULE 2.1(C)

FORM OF OFFICER’S CERTIFICATE - SUCCESSFUL COMPLETION OF MIGRATION

MDS INC.

CERTIFICATE OF OFFICER

TO: BOREALIS INFRASTRUCTURE MANAGEMENT INC. (“Buyer”)

Reference is made to the Migration Agreement dated ●, 2006 (the “Agreement”) between MDS Inc. (“MDS”) and the Buyer. Capitalized terms used in this certificate without definition have the meanings specified in the Agreement.

I, ■, the ■ of the MDS Diagnostics Division certify for and on behalf of MDS as follows:

1. This certificate is being delivered pursuant to Section 2.1(c) of the Agreement.

2. All of the Migration Projects have achieved Successful Completion.

3. In my view, as of the date of this certificate, all of the Migration Projects have achieved Successful Completion such that the Buyer and any applicable Designated Buyer Affiliate(s) are in the position to be able to carry out the Diagnostics Operations independently of MDS in the manner contemplated by the Parties as represented in the Migration Plan and in Section 2.1(c) of the Agreement.

DATED the _______day of __________________, 2006.

MDS INC.

Per: ________________________________
Name:
Title:

SCHEDULE 2.6

MIGRATION TEAM GOVERNANCE

PRINCIPLES

•	Four Stage Decision Structure:

o	Executive Team;

o	Steering Team;

o	Project Management Office (“PMO”); and

o	Stream Lead Team

•	Full delegation of decision-making authority within ‘approved’ Migration Project budget (as identified below)

•	Equal representation of Buyer and MDS/Diagnostics on Steering Team

•
Executive Team to have final decisions on critical dispute resolution (from Steering Team, funding decisions on amount above Budgeted Migration Costs, and Closing Date issues referred to Executive Team for final decision

•	No formal third party arbitration

RESPONSIBILITY AND MEMBERSHIP MATRIX

Executive Team

•	1 Buyer Representative and 1 MDS Representative (Senior Vice-President - Borealis and Executive Vice-President, Corporate Development & General Counsel MDS)

•	Final decision making on deviations on Budgeted Migration Costs, dispute resolution, and Closing condition issues

Steering Team

•	2 Buyer Representatives, 1MDS Representative, and 1 MDS Diagnostics Representative (4 total). Unanimous decisions only

•	Issue resolution

•	Critical Path project timeline management

•	Contingency development

•	Post-Closing Services evaluation and Post-Closing Services Agreement development as applicable

•	Authority to adjust Stream Lead work plans

•	Review of budget proposals outside Migration Project plan, approval of major spending items over $100,000, and evaluation of implementation risks and contingency plans

Project Management Office

•	1 Buyer Representative, 1 MDS Representative

•	Project tracking and control

•	Project funding approvals (within project budget and scope)

•	Monitor Migration Plan budget and ensure appropriate invoicing

•	Identification of risks and development of contingency plans

•	Overall support and facilitation (removing ‘rocks in the road’) for Stream Lead implementation

Stream Lead Team

•	Plan and execute projects within their stream

•	Engage, contract and purchase required resources as per Migration Project plan

•	Ensure accountability within projects

•	Lead projects and accountable for completion, schedule and costs

•	Inform PMO of deviations from plan, cost, or time

•	Develop contingency plans for risks that occur and table to PMO

•	Work with other Stream Leads to resolve issues

•	Escalate issues as appropriate to PMO

•	Members identified by MDS/Diagnostics as appropriate

MEETING SCHEDULE

•	Executive Team: as appropriate or called by either Party

•	Steering Team: minimum once per week or as requested by Buyer or MDS

• Project Management Team:  minimum once per week or as requested by Stream Leads

•	Stream Lead Team: minimum once per week or as requested by PMO or any individual Stream Leader

Notes:

1.	Any member of the Executive Team or Steering Team may attend any of the PMO or Stream Lead Meetings by giving appropriate notice but shall not have voting rights.

2.	The Steering Team shall approve any contingency spending line items (as identified in Schedule 4.1(b).

3.	For certainty, the Parties confirm that the amounts specified for Migration Projects as more particularly set out and described in Schedule 4.1(b) have been approved by the Parties.

SCHEDULE 2.8(D)

FORM OF OFFICER’S CERTIFICATE - SUCCESSFUL COMPLETION OF INDIVIDUAL MIGRATION PROJECT

MDS INC.

CERTIFICATE OF OFFICER

TO: BOREALIS INFRASTRUCTURE MANAGEMENT INC. (“Buyer”)

Reference is made to the Migration Agreement dated ●, 2006 (the “Agreement”) between MDS Inc. (“MDS”) and the Buyer. Capitalized terms used in this certificate without definition have the meanings specified in the Agreement.

I, ■, the ■ of the MDS Diagnostics Division certify for and on behalf of MDS as follows:

1. This certificate is being delivered pursuant to Section 2.8(a) of the Agreement.

2.	Reference is made to the ■ Migration Project described in Schedule 2.1 to the Agreement (the “Subject Migration Project”).

3.	In my view, as of the date of this certificate, the Successful Completion of the Subject Migration Project has been achieved, subject to the qualifications set forth in the Agreement.

DATED the _______day of __________________, 2006.

MDS INC.

Per: ________________________________
Name:
Title:

SCHEDULE 4.1 (B)

BUDGETED MIGRATION COSTS

[REDACTED]

SCHEDULE 9.1

POST-CLOSING SERVICES AGREEMENT PRINCIPLES

•	Parties: MDS, Buyer, the applicable Designated Buyer Affiliate(s) (the “Parties”).

•	Completion: The Parties shall continue to work towards Successful Completion of the outstanding Migration Projects (as provided for in the Migration Agreement).

•
Standard of Performance of Post-Closing Services: MDS shall perform the Post-Closing Services so as to enable the Buyer to conduct Diagnostic Operations on an interim basis (until such Successful Completion of Migration is achieved) in the same manner and at a level that is consistent with that which was provided at the date hereof (or on such other basis as the Parties may mutually agree to) and at no cost to Buyer; provided that Buyer acknowledges: (A) such Post Closing Services shall, as long as service levels and functionality are not negatively affected in any material respect, be provided in circumstances where certain MDS personnel involved in the provision of Post Closing Services may also be involved in the continued performance of the MDS Migrating Obligations hereunder; and (B) the Employees who prior to Closing were performing the activities relating to such Post Closing Services and who subsequent to Closing become Employees of Buyer will continue to be available to MDS (at Buyer’s cost), to conduct such activities to the same extent as previously conducted. The obligation of MDS to perform the Post-Closing Services shall continue until all Migration Projects have achieved Successful Completion.

•
Liability: MDS shall be liable for any losses and/or damages suffered by Buyer, the applicable Designated Buyer Affiliate(s) or their Affiliates as a result of MDS’ failure to perform the Post Closing Services, in an aggregate maximum amount not to exceed: (a) in the case of Post Closing Services concerning the CBS as provided under Section 9.2(c) of the Migration Agreement, $2,000,000; and (b) in the case of Post Closing Services other than as described in (a), $250,000. Recovery of such damages shall be from the first dollar up to the maximums set forth above.

•	Access to IT Systems and Information:

If Buyer has access (either on-site or remotely) to any of MDS’ computer systems and/or information stores (for greater certainty, including where such information is stored on behalf of MDS) in connection with the Post-Closing Services (or other services as may be agreed to by the Parties), it shall limit such access solely to the use of such systems and information stores as required to receive the Post-Closing Services (or other services as may be agreed to by the Parties), as applicable, and shall not access or attempt to access any of MDS’ computer systems, information stores, files, software or services other than those required to receive the Post-Closing Services (or other services as may be agreed to by the Parties), or those that are publicly available (e.g., public websites). Buyer shall limit such access to those of its employees, agents or contractors with a bona fide need to have such access to receive or provide the applicable Post-Closing Services and who have agreed to maintain the confidentiality of all confidential information communicated to them in the course of their employment or retention with Buyer or otherwise, and shall cause such employees, agents and contractors to refrain from using MDS’ computer systems and information stores for any purposes other than the purposes identified in the preceding sentence. Buyer shall, and shall cause its agents and contractors, to follow all of MDS’ security rules and procedures communicated to it for restricting access to its computer systems and information stores. Buyer represents and warrants that it shall, and shall cause its agents and contractors to, take commercially reasonable precautions to prevent disabling codes, routines, devices or instructions or any virus or other contaminant from being communicated into the computer systems and/or information stores of MDS in connection with the Post-Closing Services. All user identification numbers and passwords disclosed to Buyer or its agents and contractors and any information obtained by Buyer or its agents and contractors as a result of its access to and use of MDS’ computer systems and information stores shall be deemed to be, and treated as, the confidential information of MDS. Buyer shall, and shall cause its employees, agents and contractors to, provide full cooperation in the investigation of any apparent unauthorized access to any of MDS’ or Third Party Providers’ computer systems and/or information stores (for greater certainty, including where such information is stored on behalf of MDS) in connection with the Post-Closing Services.

•	Firewall Protection:

Buyer acknowledges that in connection with the performance of certain Services, actions may need to be taken by or on behalf of MDS to insulate MDS’ and its Affiliates’ operations, assets, proprietary information, software, equipment or data from the assets being transferred to Buyer (such insulation being referred to hereinafter as a “Firewall”) and other access restrictions and protections may need to be implemented by or on behalf of MDS. Buyer shall, and shall cause its employees, agents and contractors to, not penetrate or circumvent any such Firewall, restrictions or protections or attempt same.

SCHEDULE 9.2(C)

CBS DEPENDENT MIGRATION PROJECTS

Item	Migration Project Category	Migration Project Task	CBS Dependent Task
1.	Finance	FIN-03 AP Migration	Activities related to the set-up, testing and cut-over of access to the AP system through CBS
2.	Finance	FIN-04 GA Migration	Activities related to the set-up, testing and cut-over of access to the GA system through CBS
3.	IT	IT-06 ADP Infrastructure	Activities related to the set-up, testing and cut-over of data feeds from CBS

SCHEDULE 9.2(E)

NON-MATERIAL MIGRATION PROJECTS

1.	Media Function

2.	Learning

3.	Service Awards

4.	Privacy & Security Functions

5.	Greenbelt/Blackbelt